SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.6*

ONVIA.COM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68338T 10 6

(CUSIP Number)

Suzanne L. Niemeyer, Esq.

Managing Director and General Counsel

Internet Capital Group, Inc.

690 Lee Road

Suite 310

Wayne, Pennsylvania 19087

(610) 727-6900

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

Copy to

Christopher G. Karras, Esq.

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, Pennsylvania 19103-2793

March 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68338T 10 6

1.	Name of Reporting Persons I.R.S. Identification Nos. of above person Internet Capital Group, Inc. 23-2996071

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,314,481 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,314,481

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,314,481

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 17.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68338T 10 6

1.	Name of Reporting Persons I.R.S. Identification Nos. of above person ICG Holdings, Inc. 51-0396570

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,314,481 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,314,481

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,314,481

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 17.1%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 6 to the Statement on Schedule 13D (this “Amendment”) amends the statement previously filed on March 24, 2000, as amended on December 31, 2001, August 23, 2002, September 23, 2003, January 2, 2004 and January 6, 2004 and relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Onvia.com, Inc., a Delaware corporation (the “Issuer”).

The Statement on Schedule 13D is hereby amended and supplemented as follows:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The Reporting Persons each may be deemed to be the beneficial owner with shared power to vote and dispose of a total of 1,314,481 shares of Common Stock (or 17.1% of the outstanding Common Stock) as calculated in accordance with Rule 13d-3(d).

(c) On March 22, 2004, the Reporting Persons filed a Form 144 indicating their intention to sell 245,000 shares of Common Stock. Since that date, the Reporting Persons have sold a total of 245,000 shares of Common Stock in the open market as follows: the Reporting Persons sold 7,500 shares for an average price per share of $4.25 on March 24, 2004; the Reporting Persons sold 14,500 shares for an average price per share of $4.25 on March 25, 2004; the Reporting Persons sold 100,000 shares for an average price per share of $4.30 on March 26, 2004; and the Reporting Persons sold 123,000 shares for an average price per share of $4.40 on March 30, 2004.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 30, 2004	INTERNET CAPITAL GROUP, INC.

	By:	/s/ Suzanne L. Niemeyer

Suzanne L. Niemeyer Managing Director, General Counsel & Secretary

Dated March 30, 2004	ICG HOLDINGS, INC.

	By:	/s/ Suzanne L. Niemeyer

Suzanne L. Niemeyer Vice President and Secretary